Exhibit 4.9

Confidential treatment has been requested for certain portions of this exhibit. The copy filed herewith omits the information subject to the confidential treatment request. Omissions are designated as “ ***** ”. A complete version of this exhibit has been filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

8 July 2004

DIRECTOR’S SERVICE AGREEMENT

between

ACAMBIS plc

- and -

DAVID MUIR LAWRENCE

Weil, Gotshal & Manges

One South Place London EC2M 2WG
Tel: +44 (0) 20 7903 1000 Fax: +44 (0) 20 7903 0990

www.weil.com

TABLE OF CONTENTS

		Page
1	DEFINITIONS AND INTERPRETATION	1
2	APPOINTMENT AND TERM OF EMPLOYMENT	3
3	DUTIES	4
4	OFFICE OF DIRECTOR	6
5	REMUNERATION	6
6	EXPENSES AND COMMUNICATIONS	8
7	LIFE ASSURANCE	8
8	MEDICAL EXPENSES INSURANCE, PHI AND CRITICAL ILLNESS COVER	8
9	HOLIDAYS	9
10	SICKNESS INJURY AND ABSENCE	10
11	CONFIDENTIAL INFORMATION	11
12	OTHER BUSINESS INTERESTS	12
13	COPYRIGHT INVENTIONS AND DESIGN RIGHT	12
14	AUTOMATIC TERMINATION	14
15	SUMMARY TERMINATION	15
16	TERMINATION	16
17	COVENANTS BY THE DIRECTOR	17
18	RECONSTRUCTION OR AMALGAMATION	18
19	NOTICES	19
20	STATUTORY AND OTHER INFORMATION	19
21	MISCELLANEOUS	19
SCHEDULE 1 (Statutory Information)		21
SCHEDULE 2 (Director’s Duties)		22

i

THIS AGREEMENT is made on 8 July 2004 between the following parties

(1)	ACAMBIS plc a company incorporated in England and Wales (registered no. 2863682), whose registered office is at Peterhouse Technology Park, 100 Fulbourn Road, Cambridge, Cambs. CB1 9PT (the “Company”); and

DAVID MUIR LAWRENCE c/o Acambis plc

Peterhouse Technology Park, 100 Fulbourn Road, Cambridge CB1 9PT, UK (the “Director”).

IT IS AGREED that:

1	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement:

“affiliate” means, at any time, any person, company or legal entity directly or indirectly controlled by, controlling or under common control with the Company; and “control” means for this purpose ownership either of record or beneficially of 50% (fifty per cent.) or more of the shares of any such person, company or legal entity or the ability to appoint a majority of the board of directors of any such person, company or legal entity or the ability to direct or cause the direction of the management and policies of such person, company or legal entity;

“associated company” means a company which is not a subsidiary of another but more than twenty (20) per cent of the equity share capital of which is owned by that other;

“Board” means the board of directors of the Company for the time being and includes where the context so permits any committee of the board of directors including without limitation the Nominations Committee, the Remuneration Committee and the Audit Committee;

“Copyright Work” and ‘Design Right Work” mean respectively any copyright work or design right work originated, conceived, written or made by the Director alone or with others which relates or may relate to any product, service, process, equipment, system or activity of the Company;

“Effective Date” means a business day in August 2004 to be agreed between the parties in writing, or otherwise 31 August 2004;

“equity share capital” has the meaning given to it in Section 744 of the Companies Act 1985;

“Group” means:

(i)	the Company;

(ii)	any holding company of the Company;

(iii)	any subsidiary of the Company or its holding company or any associated company of any of them;

(iv)	any subsidiary undertaking of the Company or its holding company or any associated company of any of them;

(v)	any associated company of the Company or its holding company or any subsidiary of any of them; and

(vi)	any affiliate of the Company or its holding company;

“Group Company” means the Company and any other member of the Group for the time being;

“holding company” has the meaning given in Section 736 Companies Act 1985;

“incapacity” means any sickness, injury, or other like cause incapacitating the Director from performing his duties under this Agreement and “incapacitated” shall be construed accordingly;

“Inventions” means any invention, discovery or improvement including, without prejudice to the generality of the above, any know-how, design process, drawing,

formula, computer program or specification which relates or may relate to any product, service, process, equipment, system or activity of the Company;

“recognised investment exchange” has the meaning given in Section 285 of the Financial Services and Markets Act 2000;

“subsidiary” has the meaning given in Section 736 Companies Act 1985;

“subsidiary undertaking” has the meaning given in Section 258 of the Companies Act 1985; and

“United Kingdom Listing Authority” means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 including, where the context so permits, any committee, employee, officer or servant to whom any function of the United Kingdom Listing Authority may for the time being be delegated.

1.2	Any reference to a statute or statutory provision shall be deemed to include a reference to any statutory modification or re-enactment of it or any enactment replacing it and any instrument order or regulation made under such statute or statutory provision.

1.3	References to Clauses and Schedules are to clauses of and the schedules to this Agreement.

1.4	The headings in this Agreement are for convenience only and shall not affect its construction or interpretation.

2	APPOINTMENT AND TERM OF EMPLOYMENT

2.1	The Director shall serve the Company as Chief Financial Officer of the Company.

2.2	This agreement and the Directors continuous period of employment shall be deemed to have commenced on the Effective Date. In the event that the Director does not or cannot (for whatever reason) commence his employment on the Effective Date, this Agreement shall terminate and cease to be of further effect, unless agreed otherwise by both parties, and each party shall release the other party from any obligations due to it hereunder and shall waive any and all rights or claims it may have against the other party in respect of any antecedent breach of this Agreement.min

2.3	The employment of the Director under this Agreement shall (subject to termination as provided in Clause(s) 14 and 15) continue until terminated by either party giving to the other not less than 12 months’ notice in writing.

2.4	Notwithstanding any other terms in this Agreement, the Director shall retire at the Company’s normal retirement age, which is at present 65 (the “Retirement Age”) whereupon this Agreement shall terminate. The Company may in its absolute discretion continue to employ the Director after the Retirement Age upon such terms as the parties to this Agreement shall agree. Should the Retirement Age conflict with any statutory or regulatory provision applicable to the Company, the Retirement Age shall be varied to conform with such provision.

3	DUTIES

3.1	The Director shall during his employment under this Agreement:-

3.1.1	exercise the powers and perform the duties normally required of a person holding the post occupied by the Director and appropriate to his status, qualifications and experience including but without prejudice to the generality of the foregoing the duties set out in Schedule 2 and such other duties as the Board may from time to time properly and reasonably assign to him either in his capacity as Director or in connection with the business of the Company or the business of any one or more Group Companies (including serving on the board of or any other executive body or any committee of such Group Companies);

3.1.2	use all proper and reasonable endeavours to promote, develop and extend the business of the Company and the Group Companies; and

3.1.3	at all times and in all respects conform to and comply with the proper and reasonable directions and regulations of the Board and shall, except during holidays and periods of absence due to ill health or other incapacity, devote his full time and attention to the performance of his duties under this Agreement.

3.2	The Director’s normal place of work shall be anywhere in the United Kingdom or any other location which the Board may require for the proper performance and exercise of his duties and powers and provided he may be required by the Company to travel (whether within or outside the United Kingdom) on the business of the Company or any Group Company.

3.3	If the Company requires the Director to work permanently at a place which necessitates a move from his present address the Company will reimburse the Director for all expenses directly and reasonably incurred as a result of the Company’s requirement as agreed between the Company and the Director.

3.4	The Director shall keep the Board properly informed (in writing if so required by the Board) of his conduct of all business on behalf of the Company and any Group Company and shall give to the Board all such information as to the affairs of the Company and the Group as it shall properly and reasonably require.

3.5	The Director shall not during the term of this Agreement without the written consent of the Board make or seek to make on behalf of himself or (otherwise than properly in the performance of his duties to the Company) on behalf of any other person, firm or company any contract or other arrangement of a commercial nature with any actual or prospective customer, contractor or supplier of the Company or any Group Company.

3.6	The Director shall not during the term of this Agreement without the consent of the Board seek or accept from any actual or prospective customer, contractor or supplier of the Company or any Group Company any gift, gratuity or benefit of more than a trivial value or any hospitality otherwise than properly in the performance of his duties to the Company or any Group Company of a kind and value not lavish, extravagant or inappropriate.

3.7	The Company may during any period of notice to terminate the employment of the Director under this Agreement or for the purpose of investigating a complaint against the Director or otherwise where in the opinion of the Board the interests of the Company so require suspend or exclude the Director for any period not exceeding six months from the performance of his duties on full salary and with full entitlements to other benefits and require the Director to stay away from any premises of the Company or any Group Company and to have no contact with all or any officers, employees, agents, customers, clients, suppliers or other parties involved, engaged or interested in the operation of the business of the Company or any Group Company or any part of them or any joint venture in which they may be engaged or interested and during the whole or any part of any period of suspension to undertake such work as the Board may reasonably require and the parties agree and declare that there is no obligation on the part of the Company to provide the Director with work to do.

4	OFFICE OF DIRECTOR

During his employment under this Agreement the Director shall not (without prejudice to the Director’s rights and remedies under this Agreement and at common law in circumstances constituting constructive dismissal) do anything that would cause him to be disqualified from continuing to act as a director of the Company.

5	REMUNERATION

5.1	Salary

The Director shall be paid by way of remuneration for his services under this Agreement a salary of £175,000 per annum (or such greater amount as the Board may in its discretion from time to time decide or award pursuant to the Company’s annual salary review that currently takes place on 1 July) inclusive of any directors’ fees payable to him under the articles of association of the Company and any Group Companies. The salary shall accrue from day to day and be paid by equal monthly instalments in arrear on or about the 25th day (excluding weekends and public holidays) of every month or otherwise in accordance with the Company’s policy from time to time. The Company reserves the right to deduct or withhold from the Director’s salary any amounts owing to the Company by the Director.

5.2	Car Allowance

The Director shall during the term of this Agreement be paid a car allowance of £10,000 per annum (or such greater amount as the Board may in its discretion from time to time decide or award) to contribute towards the capital cost of a motor vehicle, such allowance to be paid monthly at the same time as salary.

5.3	Schemes

5.3.1	The Director shall be entitled to participate as from the date of this Agreement in The Acambis 1995 Savings-Related Share Option Scheme, The Acambis 1996 Approved Share Option Scheme, the Acambis 1999 Share Option Plan and the Acambis Share Incentive Plan (together the “Schemes”) for the time being in force subject to the rules applicable to the Schemes as amended or varied from time to time at the Board’s discretion and subject always in the case of any Scheme where applicable to the exercise by the Board of its discretion to grant options or rights under that Scheme.

5.3.2	If the Director’s employment is terminated for any reason whatsoever, and whether lawfully or unlawfully, the Director agrees that he shall not be entitled by way of damages for breach of contract, dismissal or compensation for loss of office or otherwise to any sum, shares or other benefits to compensate him for the loss or diminution in value of any actual or prospective rights, benefits or expectations under or in relation to any Scheme (or any other employee benefit scheme or arrangement introduced from time to time and in respect of which the Director becomes entitled to participate).

5.4	Pension Scheme

Subject to applicable Inland Revenue limits and requirements concerning employer contributions during the employment of the Director under this Agreement, pay as a contribution into an Executive Pension Plan an amount per annum equal to 18 per cent. of the Director’s basic salary. Payment of contributions will be made on a monthly basis, to be paid monthly at the same time as salary.

6	EXPENSES AND COMMUNICATIONS

6.1	The Company shall by way of reimbursement pay or procure to be paid to the Director all reasonable travelling, hotel, entertainment and other expenses (including payment of business mileage at the Company’s rate applying from time to time) properly incurred by him in or about the performance of his duties under this Agreement provided that the Director supplies such evidence as to such expenses as the Board may reasonably require.

6.2	The Company shall provide the Director with a telephone and facsimile in his private residence and also a mobile telephone and shall pay all rental and call charges properly incurred in respect thereof provided always that the Director if required by the Company provides evidence reasonably satisfactory to the Chairman of the rental and call charges incurred.

7	LIFE ASSURANCE

The Company shall during the term of this Agreement provide the Director with life assurance cover which in the event of the Director’s death while employed under this Agreement shall pay to the Director’s chosen dependants a sum equal to four times his basic annual salary, subject to any limits, terms and conditions imposed by statute or the relevant insurance company including the requirement for a medical examination.

8	MEDICAL EXPENSES INSURANCE, PHI AND CRITICAL ILLNESS COVER

8.1	The Company shall during the term of this Agreement cover the cost of membership for the Director and the Director’s spouse (and dependants up to the age of 24) of an appropriate private patients medical plan with “BUPA” or such other reputable medical expenses insurance scheme as the Company shall decide from time to time, subject to the rules of the scheme and the approval of his application for membership by the relevant insurer.

8.2	The Company shall effect permanent health insurance (“PHI”) for the benefit of the Director upon such terms as shall provide for the payment to the Director throughout the period of his ill-health or disability with the exception of the first 26 consecutive weeks thereof of sums at a rate per annum equal to 75 per cent. of pensionable salary on the date such absence commences less the amount of a single person’s state sickness benefits. If the provider of any benefit under this Clause 8 or under Clause 7 shall refuse to provide cover to the Director, the Company shall notify the Director in writing and shall have no further obligation under the relevant clause, whether to arrange the provision of cover with another provider, or to meet the cost of that cover or the amount of any lump sum payment.

8.3	The Company shall effect Critical Illness cover for the benefit of the Director upon such terms as shall provide for the payment to the Director of up to £250,000. The specific circumstances under which this benefit would be payable are detailed in the relevant policy documents. If the provider of any benefit under this Clause 8 or under Clause 7 shall refuse to provide cover to the Director, the Company shall notify the Director in writing and shall have no further obligation under the relevant clause, whether to arrange the provision of cover with another provider, or to meet the cost of that cover or the amount of any lump sum payment.

9	HOLIDAYS

9.1	The Director shall be entitled to not less than 25 days’ paid holiday in each holiday year to be taken at a time or times agreed with the Board in addition to any usual statutory, bank or other public holidays observed by the Company, or if so required by the Company, on other days in lieu of them. The “holiday year” of the Company shall be 1st January to 31st December.

9.2	Holiday entitlement shall accrue on a monthly basis throughout the whole holiday year (pro-rated for the remaining number of days after the Effective Date of this Agreement up to and including 31 December 2004). Any holiday entitlement in excess of 5 days not taken by 1st January in the next holiday year will be lost. Any holiday entitlement (up to a maximum of 5 days) carried into the next following holiday year must be taken in full by 31st December of that year and if not will be lost.

9.3	On the termination of the Director’s employment under this Agreement whenever and however it may occur the Director shall be entitled to be paid in lieu of any holiday entitlement outstanding or as the case may be shall be obliged to repay to the Company salary in respect of any holiday taken in excess of his actual entitlement in each case on a proportional basis.

9.4	The Company may require the Director to take all or part of any outstanding holiday entitlement during a period of notice to terminate the employment under this Agreement.

10	SICKNESS INJURY AND ABSENCE

10.1	If the Director should be prevented by sickness, injury or other cause from performing his duties under this Agreement he shall notify the Company as soon as possible and if this incapacity continues for seven (7) or more consecutive days he shall submit a medical practitioner’s certificate to the Company on the eighth day and weekly thereafter.

10.2	Subject to the other provisions of this Clause, the Director shall if incapacitated by sickness or injury from performing his duties be entitled to his full remuneration and benefits during a period of such incapacity not exceeding 26 weeks in any period of 12 months provided that the remuneration so paid to the Director shall be taken to include such statutory sick pay (“SSP”) if any as he is entitled to and that the Company shall be entitled to deduct from such remuneration any social security, national insurance or other benefit apart from SSP to which the Director is entitled whether such benefit is in fact claimed by the Director or not. For the purposes of SSP entitlement, the Director could qualify for payment on each day from Monday to Friday inclusive.

10.3	If the Director is incapacitated by reason of the actionable act or default of a third party in respect of which damages are or may be recoverable then the Director shall promptly notify the Board and shall keep the Board fully informed of the progress of any claim or action in respect of such act or default. Remuneration and benefits received by the Director during any consequent period of incapacity shall be by way of loan by the Company and the Director shall be obliged if so required by the Board to repay to the Company the amount of such remuneration and the value of such benefits up to a maximum amount equal to any damages or compensation received by the Director from the third party or any relevant insurer or indemnifier under any judgment compromise or settlement after the deduction of the legal costs of the Director of such claim or action.

10.4	As soon as practicable following the Director’s return to work after any period of absence of seven days or less which or any part of which has not been authorised by the Company the Director shall if so required by the Board complete the Company’s form of self-certification for SSP purposes.

11	CONFIDENTIAL INFORMATION

11.1	In this Agreement “Confidential Information” means all information relating to the business, finances, transactions, affairs, products, services, processes, equipment or activities of the Company and any other Group Company which is designated by the Company and any other Group Company as confidential and all information relating to such matters which comes to the knowledge of the Director in the course of the employment under this Agreement and which by reason of its character and/or the manner of its coming to his knowledge is evidently confidential provided that information shall not be or shall cease to be Confidential Information if and to the extent that it comes to be in the public domain otherwise than as a result of the unauthorised act or default of the Director.

11.2	The Director shall not during his employment under this Agreement, or at any time after, use or exploit except for the benefit of the Company or disclose to any third party any Confidential Information except:

11.2.1	during his employment under this Agreement in the performance of his duties; or

11.2.2	with the express written consent of the Board; or

11.2.3	in compliance with an order of a competent court.

11.3	The Director shall during his employment under this Agreement use reasonable endeavours to prevent the unauthorised use or disclosure of any Confidential Information by any other officer, employee or agent of the Company and shall be under an obligation to report to the Board any such unauthorised use or disclosure of any Confidential Information which comes to his knowledge.

12	OTHER BUSINESS INTERESTS

The Director shall not during the period of his employment under this Agreement and for a period of 12 months after ceasing to be employed under this Agreement without the written consent of the Board be directly or indirectly engaged, concerned or interested whether as director, officer, employee, agent, shareholder, partner, proprietor or otherwise in any business any of the activities of which is in competition with any of the activities of the Company or any Group Company provided that nothing in this Clause shall preclude the Director from holding or being otherwise interested in shares or securities of any company quoted on any recognised investment exchange so long as the interest of the Director in such shares or other securities does not extend to more than five (5) per cent. of any class of shares or other securities in the relevant company and provided that the Director shall make full and accurate disclosure to the Board upon request of all shares and securities which he holds or in which he is beneficially interested.

13	COPYRIGHT INVENTIONS AND DESIGN RIGHT

13.1	It shall be a duty of the Director during his employment under this Agreement to consider and keep under review the ways if any in which the products, services, processes, equipment, systems and activities of the Company might be improved and/or enhanced.

13.2	If during his employment hereunder the Director alone or with others makes or discovers any Invention he shall promptly disclose it to the Board giving full particulars of it including all necessary drawings models and specifications.

13.3	The Director agrees and acknowledges that because of the nature of his duties and the responsibilities arising from them he has a special obligation to further the interests of the Company so that all Inventions made by the Director in the performance of his duties or as a result of any special project for the Company outside the scope of his normal duties and all rights in such Inventions shall belong to the Company.

13.4	The Director shall promptly disclose to the Board any Copyright Work and/or Design Right Work made by him during his employment hereunder and hereby acknowledges that by virtue of his employment the copyright and/or design right in any such Work vests automatically and forthwith in the Company. If the Company shall elect to name the Director as the author of any such Copyright Work and/or Design Right Work then the Director hereby waives all and any moral rights in such Work and without prejudice to the generality of the above the right to object to derogatory treatment of the Work and the Company may in its absolute discretion make all such additions and alterations to and deletions from and adaptations of such Copyright Work and Design Right Work as it shall think fit.

13.5	The Director shall at the cost of the Company on demand execute all such documents and do all such other acts as the Company shall require to enable the Company or its nominee to obtain the full benefit of any Invention, Copyright Work and Design Right Work to which the Company is entitled and all rights therein and to secure such patent, utility model, copyright or design registration or similar protection in any part of the world as the Company may consider appropriate.

13.6	The Director hereby irrevocably appoints the Company to be his attorney in his name and on his behalf to execute all such documents and do all such acts as may be necessary or desirable to give effect to this clause.

13.7	If the Director shall during his employment hereunder make or discover any Invention or make, originate, conceive or write any Copyright Work or Design Right Work in which despite the previous provisions of this Clause any intellectual properly rights belong to the Director not the Company then the Director shall if so required by the Board negotiate in good faith with the Company for the assignment or licensing to the Company or its nominee of such rights upon such terms as shall fairly represent the market value of such rights and shall be agreed between the parties or in default of agreement determined by a Member of the Chartered Institute of Patent Agents who shall be nominated in default of agreement by the President of that Institute for the time being and who shall act as an expert not an arbitrator and whose decision shall save for fraud or error manifest on the face of it be binding upon the parties.

13.8	The Company shall not be under any obligation to take any step to register any patent or other right in respect of or to develop or exploit any Invention or Copyright or Design Right Work made discovered originated conceived or written by the Director.

13.9	Nothing in this Clause shall be taken to limit or derogate from the obligations of the Director under Clause 11 above.

14	AUTOMATIC TERMINATION

The employment of the Director under this Agreement shall terminate automatically in the event of his ceasing to be a director of the Company and in that event the Director shall have no claim for damages against the Company unless he shall so cease:

14.1	by reason of his not being re-elected as a director of the Company at the annual general meeting of the Company held next after the commencement of his employment; or

14.2	by reason of his not being re-elected as a director of the Company at any annual general meeting of the Company at which he is to retire by rotation; or

14.3	by virtue of a resolution passed by the members of the Company in general meeting to remove him as a director; or

14.4	by virtue of his removal from his office as a director by notice in writing signed by all his co-directors served in accordance with the Company’s Articles of Association; or

14.5	in circumstances where he is either wrongfully or constructively dismissed by the Company,

and at the time of such failure to re-elect or of such removal the Company is not otherwise entitled to determine his employment under this Agreement.

15	SUMMARY TERMINATION

The employment of the Director under this Agreement may be terminated by the Company immediately without notice if:-

15.1	the Director is or becomes incapacitated under this Agreement for one hundred and eighty (180) working days in aggregate in any period of twelve (12) months;

15.2	the Director shall be or become of unsound mind or be or become a patient under the Mental Health Act 1983 or for any purpose of any statute relating to mental health; or

15.3	the Director shall enter into any composition or arrangement with or for the benefit of his creditors including a voluntary arrangement under the Insolvency Act 1986; or

15.4	the Director shall be made the subject of a bankruptcy order or administration order or shall apply for an interim receiving order under Section 253 Insolvency Act 1986; or

15.5	the Director shall commit any act of dishonesty whether relating to the Company, any Group Company, any employee of the Company or any Group Company or otherwise; or

15.6	the Director is guilty of any gross misconduct or commits any serious or persistent breach of any of his obligations to the Company or any Group Company whether under this Agreement or otherwise or refuses or neglects to comply with any lawful orders or directions given to him by the Company consistent with the terms of this Agreement; or

15.7	the Director is guilty of any conduct tending to bring himself, the Company or any Group Company into serious disrepute; or

15.8	the Director is prohibited or disqualified from holding the office which he holds in the Company or any Group Company in which he is concerned or interested or if he resigns from any such office without the prior written consent of the Company or any Group Company of which he has been appointed a director; or

15.9	the Director is convicted of any criminal offence for which a custodial sentence may be imposed (other than an offence under the Road Traffic legislation in the United Kingdom or elsewhere for which a fine or non-custodial penalty is imposed); or

15.10	the Director shall come to be addicted to or habitually under the influence of any drug (not being a drug prescribed for him by a medical doctor for the treatment of a condition other than drug addiction) the possession of which is controlled by law; or

15.11	the Director is convicted of any offence regarding insider dealing under the Criminal Justice Act 1993 or under any other present or future statutory enactment or regulation relating to insider dealing.

16	TERMINATION

16.1	Upon the termination of the Director’s employment under this Agreement for whatever reason whether under Clause 14 or Clause 15:-

16.1.1	the Director shall at the request of the Company forthwith resign from any and all offices whether as director or otherwise which he holds in the Company and in any Group Company without prejudice to any other rights accruing to either party hereto and the Director hereby irrevocably authorises the Company to appoint a person in his name and on his behalf to execute all documents including any resignations and to do all such other acts as are necessary to give effect to this provision;

16.1.2	the Director shall deliver to the Company forthwith all books, documents, records, statistics, accounts and other materials or data which is the property of the Company or any Group Company including all copies in whatever form and all keys and other property of the Company or any Group Company then in his possession; and

16.1.3	the termination shall not affect those terms of this Agreement which are expressed to have effect thereafter and shall be without prejudice to any accrued rights or remedies of the parties.

16.2	Notwithstanding Clause 2.2, where notice is served to terminate the Director’s employment (whether by the Company or the Director) the Company may (in its sole and absolute discretion) terminate the employment at any time and with immediate effect by making the Director a payment in lieu of the notice period (or, if applicable, the remainder of the notice period) equivalent to the salary payable to the Director under Clause 5.1 (at the date of termination) and the cost to the Company of providing the Director with contractual benefits (which for the avoidance of doubt, does not include any payment in respect of bonus) for the notice period or the remainder of the notice period.

16.3	The Director shall not at any time make any untrue statement in relation to the Company or any Group Company, and in particular shall not in the event of termination of his employment under this Agreement wrongfully represent himself as being employed or connected with the Company or any Group Company.

16.4	It shall be a fundamental term of this Agreement that the Director shall comply at all times with the “Model Code” as set out in Chapter 16 of the Listing Rules of the United Kingdom Listing Authority issued from time to time (the “Model Code”) and it shall be the responsibility of the Director to make himself aware of the provisions of the Model Code and the parties agree that any breach by the Director of the Model Code shall at the election of the Board be gross misconduct for the purposes of Clause 15.6. If the Director or any other person shall effect any transaction which in the reasonable judgement of the Board constitutes a breach on the part of the Director of the Model Code then without prejudice to its rights under Clause 16.1 of this Agreement the Board may by notice in writing to the Director require him within a time stipulated in the notice to reverse the transaction and account to a registered charity nominated in the notice by the Board for any profit made by the Director or any other person upon the transaction but the Company shall not be liable to indemnify the Director or any other person for any loss made upon such transaction.

17	COVENANTS BY THE DIRECTOR

17.1	The Director covenants with the Company that for a period of 12 months after the termination of his employment with the Company without the prior written consent of the Board he will not on his own behalf or by an agent or on behalf of any person, firm or company directly or indirectly:

17.1.1	canvass, solicit, deal with or entice away or attempt to canvass, solicit, deal with or entice away any of the business of (a) any customer of the Company or any Group Company whether a person, firm, company, association or government body with whom and in relation to which business the Director shall have had dealings in the course of his employment at any time in the period of 12 months preceding the date of termination of his employment and/or (b) any prospective customer of the Company or any Group Company with whom the Director shall have been directly or indirectly involved at any time in the period of 12 months preceding the date of termination of his employment in seeking to obtain business for the Company or any Group Company from any such potential customer; and

17.1.2	endeavour to entice away any person who was at the date of such termination employed or engaged by the Company or any Group Company in a senior capacity and with whom the Director had dealings during the course of his employment provided that nothing in this Clause shall prohibit the seeking or procuring of orders or the doing of business not relating or not similar to the business of the Company or any Group Company.

17.2	If any covenant contained in this Clause 17 or Clause 12 shall be held invalid or unenforceable or void but would not be so held if some part of it were deleted, modified or varied then such provision shall apply with such deletion, modification or variation as may be necessary to make it valid and effective.

18	RECONSTRUCTION OR AMALGAMATION

If the employment of the Director under this Agreement is terminated by reason of the liquidation of the Company for the purpose of reconstruction or amalgamation or other reconstructions of the Company not involving a liquidation and the Director is offered employment with any company, concern or undertaking resulting from the reconstruction or amalgamation on terms and conditions not less favourable than the terms of this Agreement then the Director shall be obliged to accept such offer and shall have no claim against the Company in respect of the termination of his employment under this Agreement.

19	NOTICES

19.1	Any notice required or permitted to be given under this Agreement shall be given in writing, delivered personally or sent by first class pre-paid recorded delivery post (air mail if overseas) or by facsimile to the party (provided the original is put in the post on the same day) due to receive such notice at, in the case of the Company, its registered office from time to time and, in the case of the Director his address as set out in this Agreement (or such address as he may have notified to the Company in accordance with this Clause).

19.2	Any notice delivered personally shall be deemed to be received when delivered to the relevant address as provided in Clause 19.1 and any notice sent by pre-paid recorded delivery post shall be deemed (in the absence of evidence of earlier receipt) to be received 2 days after posting (6 days if sent by air mail) and in proving the time of despatch it shall be sufficient to show that the envelope containing such notice was properly addressed, stamped or franked and posted. A notice sent by facsimile shall be deemed to have been received on receipt by the sender of a confirmatory facsimile transmission report (provided the original was put in the post on the same day).

20	STATUTORY AND OTHER INFORMATION

Schedule 1 to this Agreement sets out information required to be given to the Director by the Employment Rights Act 1996 so far as such terms are not set out in the body of this Agreement.

21	MISCELLANEOUS

21.1	This Agreement is governed by and shall be construed in accordance with the laws of England.

21.2	The parties to this Agreement submit to the exclusive jurisdiction of the English courts regarding any dispute or claim arising under this Agreement.

21.3	No amendment to this Agreement shall be effective unless in writing and signed by the Director and by or on behalf of the Company (other than by the Director).

21.4	No waiver of any provision of this Agreement shall be effective unless made in writing and signed by the Director and by or on behalf of the Company (other than by the Director).

IN WITNESS WHEREOF this Agreement has been duly executed as a deed by the parties and is intended to be and is hereby delivered on the date first above written

SCHEDULE 1

(Statutory Information)

1	Continuous Employment: your period of employment with the Company will commence on the Effective Date.

2	Hours of Work: The Director’s normal hours of work are seven and a half (7.5) hours per day Monday to Friday inclusive, with a one hour break, between the hours of 09.00 and 17.30, and such further hours as are reasonably necessary for the performance of his duties.

3	Pensions: No contracting-out certificate is in force in respect of the Director’s employment under this Agreement.

4	Disciplinary procedure: The Director shall be expected to exhibit a high standard of propriety in all his dealings with and in the name of the Company and any Group Company. Any disciplinary procedures undertaken by the Company shall at all times be carried out in a fair and reasonable manner. The Director shall be informed of any complaint against him, and the Director shall be given an opportunity to state his side of the case to the Board. The Director shall have the option of having a representative with him.

5	Grievance procedure: Subject to the Company’s general policy concerning grievance procedures from time to time in force, any grievance should first be raised with the Chairman of the Board, however if the grievance concerns the Chairman, the matter should be raised with another Board member. In order to avoid misunderstandings all grievances should be recorded in writing, If the matter cannot be resolved then the grievance should be taken to the Board for resolution, with the decision of the Board being final.

6	Collective agreements: There are no collective agreements which directly affect the terms and conditions of the employment of the Director.

SCHEDULE 2

(Director’s Duties)

To act as Chief Financial Officer of the Company;

To represent the Company to customers, suppliers, shareholders and generally;

To co-ordinate all financial and related activities of the Group;

To report to the Board on all financial and related issues; and

     To undertake such other duties as may be reasonably required from time to time.

EXECUTED (but not delivered	)
until the date hereof) as a DEED by	)
ACAMBIS plc	)

/s/ Gordon Cameron		Signature of Director

Gordon Cameron		Name of Director

/s/ Alan Smith		Signature of Director

Alan Smith		Name of Director

SIGNED (but not delivered	)
until the date hereof) as a DEED by	)
DAVID MUIR LAWRENCE in the		)/s/ David Lawrence
presence of:	)

/s/ Elizabeth Brown		Signature of Witness

Elizabeth Brown		Name of Witness

*****		Address of Witness

*****

*****

*****

VP, Finance		Occupation of Witness